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                               October 4, 2021

       Craig S. Tyle
       General Counsel
       Franklin Holdings, LLC
       One Franklin Parkway
       San Mateo, CA 94403-1906

                                                        Re: Franklin Holdings
Trust
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
7, 2021
                                                            CIK No. 0001858258

       Dear Mr. Tyle:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your response to our prior comment 13 and reissue in part. Please revise the cover page to state
clearly, if true, that your shareholders have no voting rights.
       Prospectus Summary, page 6

   2. We note your response to our prior comment 7. Please revise the Prospectus Summary to include a brief
discussion of the conflicts of interest inherent in the Fund   s structure, and
a
                                                        cross reference to the
related risk factor disclosure.
 Craig S. Tyle
Franklin Holdings, LLC
October 4, 2021
Page 2
Overview of the Gold Industry
The LBMA Responsible Sourcing Programme, page 17

3. We note your response to our prior comment 6 and reissue in part. Please discuss the size of the gold market that conforms to the mandatory LBMA program in terms of the total size of the market, not only in terms of recent new gold production. If available, provide more recent than 2017 statistics related to gold production. In addition to discussing the
         LBMA standards, also discuss what responsible sourcing requirements are found in other major gold markets.
4. We note your response to our prior comment 9. Please expand your disclosure related to the Responsible Sourcing Programme to address the following:
             Describe in greater detail the recycling requirements and any environmental, social, and governance metric adherence requirements;
             Further explain how compliance with the various aspects of the Responsible Sourcing
             Programme are enforced; and
             Disclose who may perform LBMA Good Delivery refinery annual audits, and discuss the requirements for being such an auditor.

       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameCraig S. Tyle                               Sincerely,
Comapany NameFranklin Holdings, LLC
                                                              Division of
Corporation Finance
October 4, 2021 Page 2                                        Office of Finance
FirstName LastName